UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Quarterly Report for the Period Ended March 31, 2003

Commission File Number 333-99189

Intelsat, Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Dundonald House
14 Dundonald Street West
Hamilton HM 09, Bermuda
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

INTRODUCTION

     References in this quarterly report to “we”, “us” and “our” refer to Intelsat, Ltd. and, unless the context requires otherwise, to its wholly owned subsidiaries. Intelsat, Ltd. is a limited liability company incorporated under the laws of Bermuda. Our address is Dundonald House, 14 Dundonald Street West, Hamilton HM 09, Bermuda, and our telephone number is (441) 294-1650.

     We are the successor entity to the International Telecommunications Satellite Organization, formerly known as INTELSAT and referred to as the IGO, which was created on an interim basis in 1964 in order to establish and operate a global satellite system. The IGO was formally established in February 1973 upon entry into force of an international treaty. On July 18, 2001, the IGO privatized by transferring substantially all of its assets, liabilities, rights, obligations and operations to Intelsat, Ltd. and its wholly owned subsidiaries.

     All references herein to “$” are to U.S. dollars. Unless otherwise indicated, all monetary amounts in this quarterly report are presented in U.S. dollars. Unless otherwise indicated, the financial information contained in this quarterly report has been prepared in accordance with accounting principles generally accepted in the United States. Certain monetary amounts, percentages and other figures included in this quarterly report have been subject to rounding adjustments. Accordingly, figures shown as totals in tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

FORWARD-LOOKING STATEMENTS

     This quarterly report contains statements that constitute forward-looking information. These forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties, and actual results or developments may differ materially from the forward-looking statements as a result of various factors. You should not rely on any forward-looking statements in this quarterly report. You can usually identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “intend”, “potential” or “continue” or by the negative of these terms or other comparable terminology. Examples of the forward-looking statements in this quarterly report include, but are not limited to, statements made in the “Operating and Financial Review and Prospects” section regarding our expected capital expenditures in 2003, our expectation that our most significant cash outlay in 2003 will be for funding of our 10-02 satellite, our expectation that a majority of our revenue in 2003 will be generated from existing customer service contracts and our expectation that our shareholders will account for a smaller percentage of our revenue in 2003 than they accounted for in 2002. The forward-looking statements contained in this quarterly report are subject to risks, uncertainties and assumptions including, among other things, the risk factors discussed in Item 3.D — “Risk Factors” of our annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission on March 28, 2003. In addition to the occurrence of any of these risk factors, other factors that may cause results or developments to differ materially from the forward-looking statements include, but are not limited to:

•     the quality and price of similar or comparable communications services offered or to be offered by our competitors;

•     financial community and rating agency perceptions of our business, operations and financial condition and the industry in which we operate;

•     political, economic and legal conditions in the markets we are targeting for communications services or in which we operate; and

•     other risks and uncertainties inherent in the telecommunications business in general and the satellite telecommunications business in particular.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee our future results, level of activity, performance or achievements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events discussed in this quarterly report might not occur.

FINANCIAL INFORMATION

A. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,
	2002	2003
		(unaudited)

	(in thousands, except
	share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$9,466	$60,636
Receivables, net of allowance of $28,100 and $29,300, respectively	265,781	236,426
Deferred income taxes	5,679	5,679

Total current assets	280,926	302,741

Satellites and other property and equipment, net	3,478,055	3,469,320
Goodwill and other intangible assets	84,261	84,855
Deferred income taxes	29,260	29,260
Other assets	92,930	87,900

Total assets	$3,965,432	$3,974,076

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Commercial paper	$43,978	$—
Accounts payable and accrued liabilities	219,344	178,637
Deferred satellite performance incentives	19,459	20,276
Deferred revenue	18,252	21,325
Capital lease obligation	6,618	6,712

Total current liabilities	307,651	226,950

Long-term debt, net of current portion	1,257,870	1,271,116
Deferred satellite performance incentives, net of current portion	125,161	129,895
Deferred revenue, net of current portion	8,052	9,734
Due to Teleglobe Inc.	19,780	5,764
Accrued retirement benefits	96,684	99,205

Total liabilities	1,815,198	1,742,664

Minority interest in consolidated affiliate	—	17,097

Commitments and contingencies

Shareholders’ equity:
Preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding	—	—
Ordinary shares, $3.00 par value, 216,666,666 2/3 shares authorized, 166,666,755 shares issued	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	468,080	532,161
Accumulated other comprehensive loss – minimum pension liability, net of tax benefit of $8,610	(12,914)	(12,914)
Ordinary shares purchased by subsidiary, 6,284,635 shares as of December 31, 2002 and March 31, 2003	(106,818)	(106,818)

Total shareholders’ equity	2,150,234	2,214,315

Total liabilities and shareholders’ equity	$3,965,432	$3,974,076

See accompanying notes to condensed consolidated financial statements.

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended
	March 31,

	2002	2003

	(in thousands, except
	share and per share amounts)

Telecommunications revenue	$258,543	$238,912

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	27,672	32,508
Selling, general and administrative	40,728	29,177
Depreciation and amortization	87,298	97,700

Total operating expenses	155,698	159,385

Income from operations	102,845	79,527
Interest expense	(4,823)	(20,717)
Other income, net	1,745	14,106

Income before income taxes	99,767	72,916
Provision for income taxes	14,965	8,835

Net income	$84,802	$64,081

Basic and diluted net income per ordinary share	$0.51	$0.40

Basic and diluted weighted average ordinary shares outstanding	166,666,755	160,382,120

See accompanying notes to condensed consolidated financial statements.

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended
	March 31,

	2002	2003

	(in thousands)
Cash flows from operating activities:
Net income	$84,802	$64,081
Adjustments for non-cash items:
Depreciation and amortization	87,298	97,700
Provision for doubtful accounts	14,136	1,200
Foreign currency transaction loss	—	191
Minority interest	—	(56)
Amortization of bond discount and issuance costs	—	282
Decrease in amount due to Teleglobe Inc.	—	(14,016)
Changes in operating assets and liabilities, net of effects of investment in consolidated affiliate:
Receivables	(11,204)	29,868
Other assets	3,455	4,823
Accounts payable and accrued liabilities	(37,683)	(42,075)
Deferred revenue	(6,178)	4,755
Accrued retirement benefits	1,261	2,521

Net cash provided by operating activities	135,887	149,274

Cash flows from investing activities:
Payments for satellites and other property and equipment	(184,539)	(65,739)
Cash acquired from investment in consolidated affiliate	—	17,932

Net cash used in investing activities	(184,539)	(47,807)

Cash flows from financing activities:
Proceeds from (repayments of) commercial paper borrowings, net	67,527	(43,978)
Payments to shareholders	(1,360)	—
Principal payments on deferred satellite performance incentives	(3,488)	(4,512)
Principal payments on capital lease obligation	(2,851)	(1,616)

Net cash provided by (used in) financing activities	59,828	(50,106)

Effect of exchange rate changes on cash	—	(191)

Net increase in cash and cash equivalents	11,176	51,170
Cash and cash equivalents, beginning of period	2,699	9,466

Cash and cash equivalents, end of period	$13,875	$60,636

Supplemental cash flow information:
Interest paid, net of amount capitalized	$18,624	$33,575
Income taxes paid	$1,401	$891

Supplemental disclosure of non-cash investing and financing activities:
Capitalization of deferred satellite performance incentives	$16,510	$10,063
Net liabilities assumed in investment in consolidated affiliate, net of cash	$—	$1,373
Minority interest in consolidated affiliate at the date of acquisition	$—	$17,153

See accompanying notes to condensed consolidated financial statements.

INTELSAT, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

Note 1 Basis of presentation

     The unaudited condensed consolidated financial statements of Intelsat, Ltd. (“Intelsat” or the “Company”) have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated financial statements include all adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary for a fair presentation of these financial statements. Certain prior period amounts have been reclassified to conform to the current year’s presentation. The results of operations for the periods presented are not necessarily indicative of operating results for the full year. These unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in Intelsat’s annual report on Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Note 2 Stock-based compensation

     The Company has a stock-based employee compensation plan, which is described more fully in Note 9 to the consolidated financial statements included in Intelsat’s annual report on Form 20-F for the fiscal year ended December 31, 2002. As permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, the Company uses the intrinsic method of measuring and recognizing employee stock-based transactions under Accounting Principles Board Opinion No. 25. Consequently, as all options granted under the Company’s plan had an exercise price equal to the estimated fair value of the underlying ordinary shares on the date of grant, no stock-based employee compensation cost is reflected in net income.

     The following table illustrates the effect on net income and earnings per share for the three months ended March 31, 2002 and 2003 if compensation expense had been determined based on the estimated fair value of the options at the grant dates consistent with the method of accounting under SFAS No. 123.

	Three Months Ended March 31,

	2002	2003

Net income, as reported	$84,802	$64,081
Deduct:
Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(645)	(616)

Pro forma net income	$84,157	$63,465

Earnings per share:
Basic and diluted–as reported	$0.51	$0.40

Basic and diluted–pro-forma	$0.50	$0.40

Note 3 Investment in Galaxy Satellite Broadcasting Limited

     On February 20, 2003, Intelsat Hong Kong LLC (“Intelsat Hong Kong”) entered into a subscription and shareholders agreement with TVB Satellite TV Holdings Limited (“TVB Holdings”) and Galaxy Satellite TV Holdings Limited (“Galaxy Holdings”), pursuant to which Intelsat Hong Kong agreed to contribute a total consideration valued at $542,000 in Hong Kong dollars (“HK$”), or approximately $70,000 in U.S. dollars, to acquire a 51% stake in Galaxy Holdings. In connection with the agreement, Galaxy Holdings acquired the outstanding shares of Galaxy Satellite Broadcasting Limited (“Galaxy”), which holds licenses to provide pay television and teleport services in Hong Kong. TVB Holdings holds the remaining 49% stake in Galaxy Holdings.

     Intelsat Hong Kong’s total contribution of HK$542,000 is comprised of HK$413,300 in cash, payable in installments in 2003, 2004 and 2005, and HK$128,700 in kind in the form of satellite capacity to be provided to Galaxy. TVB Holdings agreed to contribute a total consideration valued at HK$520,750, consisting of HK$196,600 in cash, payable in installments in 2003, 2004 and 2005, and HK$324,150 in kind in the form of programming to be provided to Galaxy by Television Broadcasts Limited, which is the parent company of TVB Holdings. In February 2003, Intelsat Hong Kong and TVB Holdings each made its required 2003 cash contribution. For Intelsat Hong

INTELSAT, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

Kong, this cash contribution was HK$173,900, or approximately U.S.$22,311. Under the agreement, if the board of directors of Galaxy Holdings determines that the aggregate amount of the cash contributions made by Intelsat Hong Kong and TVB Holdings in 2003, 2004 and 2005 as set forth above is insufficient to fund Galaxy’s start-up and initial operational costs, then Intelsat Hong Kong and TVB Holdings are required to make additional cash contributions up to an aggregate of HK$170,100. The amount of any such contributions that Intelsat Hong Kong and TVB Holdings would be required to make would be based on their percentage ownership interests in Galaxy Holdings at the time of the contributions.

     Intelsat’s condensed consolidated financial statements reflect the investment in Galaxy Holdings as an investment in a consolidated affiliate. Consequently, Intelsat’s condensed consolidated financial statements include the assets and liabilities of Galaxy Holdings and Galaxy as of March 31, 2003, as well as the results of operations of Galaxy Holdings and Galaxy from the date of Intelsat’s initial investment in Galaxy Holdings through March 31, 2003. The results of operations of Galaxy Holdings and Galaxy were not significant to the Company’s consolidated results of operations for the period ended March 31, 2003. TVB Holdings’ interest in the net assets of Galaxy Holdings and Galaxy as of March 31, 2003 is reflected in the condensed consolidated financial statements as a minority interest in a consolidated affiliate. Intelsat recognizes the minority interest’s share of losses in its condensed consolidated financial statements because of TVB Holdings’ commitment to make additional contributions to Galaxy Holdings, as described above.

     The pro forma results of operations for Intelsat’s investment in Galaxy Holdings, had the investment occurred at the beginning of 2002 or 2003, are not significant, and accordingly have not been provided.

Note 4 Receivables

     Receivables were comprised of the following:

	December 31,	March 31,
	2002	2003

Satellite utilization charges:
Unbilled	$121,293	$118,526
Billed	106,136	125,025
Other	66,452	22,175
Allowance for doubtful accounts	(28,100)	(29,300)

Total	$265,781	$236,426

     Other receivables as of December 31, 2002 included $47,828 due from Astrium SAS as a result of the Company’s decision to terminate its order for the Intelsat 10-01 satellite due to Astrium SAS’ significant postponement in the delivery date of the satellite. The amount due from Astrium SAS was collected during the three months ended March 31, 2003.

Note 5 Satellites and other property and equipment

     Satellites and other property and equipment were comprised of the following:

	December 31,	March 31,
	2002	2003

Satellites, launch vehicles and launch services	$6,820,485	$6,881,255
Information systems and ground segment	598,248	620,740
Washington, D.C. building and other	197,704	203,407

Total cost	7,616,437	7,705,402
Less accumulated depreciation and amortization	(4,138,382)	(4,236,082)

Total	$3,478,055	$3,469,320

     Satellites and other property and equipment as of December 31, 2002 and March 31, 2003 included construction-in-progress balances of $359,009 and $211,577, respectively. These amounts relate primarily to satellites under construction and related launch services. Interest costs of $16,195 and $6,526 were capitalized during the three months ended March 31, 2002 and 2003, respectively.

INTELSAT, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

Note 6 Satellite developments

     On February 15, 2003, Intelsat launched the 907 satellite, the last satellite to be deployed in the Intelsat IX series. The 907 satellite became operational during March 2003. An additional satellite, the Intelsat 10-02, is under construction and is expected to be launched in early 2004.

Note 7 Insurance

     Intelsat has obtained insurance coverage for possible losses that may occur during the launch of its satellites and in subsequent periods of in-orbit operations. At March 31, 2003, Intelsat had insurance covering the in-orbit operations of 11 of its 24 satellites. Eight of the satellites, the Intelsat 706, 707, 802, 805, 901, 902, 903 and 904 satellites, were covered by an insurance policy that will expire on November 8, 2003. Under the terms of this policy, Intelsat co-insures $100,000 of the net book value of each satellite, and the insurers cover the balance of the net book value of each satellite, excluding capitalized performance incentives relating to the satellites. Three additional satellites, the Intelsat 905, 906 and 907 satellites, are covered under a policy that covers the launch and first year of in-orbit operations for the Intelsat IX series satellites. This insurance is in an amount approximately equal to the net book value of each satellite, excluding capitalized performance incentives relating to the satellites, and does not have a co-insurance requirement. Upon the expiration of the current insurance coverage of each of the Intelsat 905 and 906 satellites, each will then be covered by the in-orbit insurance policy covering the eight satellites noted above until the expiration of the policy on November 8, 2003.

     During the second quarter of 2003, the net book value of the 706 satellite fell below $100,000, and therefore the 706 satellite ceased to be covered under the insurance policy with the $100,000 co-insurance requirement.

Note 8 Long-term debt and other financing arrangements

     The carrying amounts of long-term debt were as follows:

	December 31,	March 31,
	2002	2003

Commercial paper	$43,978	$—
Dragon bond 6.625% Notes due March 22, 2004	200,000	200,000
Eurobond 8.375% Notes due October 14, 2004	200,000	200,000
Eurobond 8.125% Notes due February 28, 2005	200,000	200,000
7.625% Senior Notes due April 15, 2012	600,000	600,000
Discount, net of amortization, on the 7.625% Senior Notes due April 15, 2012	(4,007)	(3,933)
Note payable to Lockheed Martin Corporation, 7%, payable in annual installments of $5,000, beginning January 1, 2007	20,000	20,000
Note payable to TVB Holdings, 8%, $6,598 and $8,284 payable in 2007 and 2008, respectively	—	14,882
Capital lease obligations	48,495	46,879

Total long-term debt	$1,308,466	$1,277,828

Less:
Commercial paper	43,978	—
Current portion of capital lease obligations	6,618	6,712

Total current portion	$50,596	$6,712

Total long-term debt, excluding current portion	$1,257,870	$1,271,116

     To support Intelsat’s commercial paper program and to provide funding for general corporate purposes, the Company has in place a $500,000 unsecured three-year revolving credit facility, which the Company entered into on March 21, 2002 with a group of financial institutions. At Intelsat’s option, borrowings under the three-year facility will bear interest either at the banks’ base rate or at the Eurodollar rate plus an applicable margin. Under the terms of the credit agreement, Intelsat is required to satisfy certain financial and operating covenants, including an interest coverage ratio and a ratio of debt to EBITDA (as defined in the credit agreement). As of March 31, 2003, Intelsat was in compliance with these covenants and there were no borrowings outstanding under the agreement.

     Intelsat’s policy is to classify obligations as long-term debt if Intelsat has the ability and the intent to maintain these obligations for longer than one year.

INTELSAT, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

     As described in Note 3 above, Intelsat’s consolidated balance sheet includes Galaxy’s assets and liabilities as of March 31, 2003. The note payable to TVB Holdings for $14,882 is a note payable by Galaxy.

Note 9 Due to Teleglobe Inc.

     On September 20, 2002, Intelsat Global Sales & Marketing Ltd. (“Intelsat Global Sales”) acquired Teleglobe Inc.’s shares in Intelsat, Ltd. Pursuant to the share purchase agreement and a related escrow agreement, Teleglobe Inc. retained specified limited rights with respect to the shares acquired by Intelsat Global Sales. Teleglobe Inc.’s interest in the shares is deemed to be a free-standing derivative in accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. As a result, the Company recorded an obligation to Teleglobe Inc. on September 20, 2002 of $25,860, which reflected the estimated fair value of this derivative on that date. On December 31, 2002, the Company reduced its obligation to Teleglobe Inc. to $19,780 based on a valuation of the derivative on that date. At March 31, 2003, the Company again reduced its obligation to Teleglobe Inc. to $5,764 based on a valuation of the derivative on that date, and the Company recorded other income of $14,016 for the amount of the adjustment. Refer to Note 16(b) to the consolidated financial statements included in Intelsat’s annual report on Form 20-F for the fiscal year ended December 31, 2002 for additional information regarding the share purchase transaction with Teleglobe Inc.

Note 10 Income per ordinary share

     Basic net income per ordinary share includes no dilution and is computed by dividing net income by the weighted average number of ordinary shares outstanding for the period. Diluted net income per ordinary share includes potential dilution that could occur if securities convertible into ordinary shares or other contracts for the issuance of ordinary shares were exercised or converted into ordinary shares. Basic and diluted net income per ordinary share are identical for all periods presented as the effect of share options outstanding during these periods was antidilutive.

Note 11 Business segment and geographic information

     Intelsat operates in a single industry segment, in which it provides satellite services to its telecommunications customers around the world.

     The geographic distribution of Intelsat’s revenue was as follows:

	Three Months Ended March 31,

	2002	2003

Europe	28%	28%
North America and Caribbean	25%	25%
Asia Pacific	17%	16%
Latin America	13%	12%
Sub-Saharan Africa	11%	13%
Middle East and North Africa	6%	6%

     Revenue by region is based on the locations of customers to which services are billed.

     Intelsat’s satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of Intelsat’s remaining assets, substantially all are located in the United States.

Note 12 New accounting pronouncements

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement requires an entity to recognize the fair value of an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement is incurred, the liability should be recognized when a reasonable

INTELSAT, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

estimate of fair value can be made. This new standard became effective during the first quarter of 2003. The adoption of SFAS No. 143 did not have a material impact on Intelsat’s results of operations or financial position.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies previous guidance on this issue and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured at its fair value in the period in which the liability is incurred. The provisions of this statement relating to exit or disposal activities are effective for activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on Intelsat’s results of operations or financial position.

     In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on Intelsat’s results of operations or financial position.

     In November 2002, the EITF reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Management is evaluating the impact that the adoption of EITF Issue No. 00-21 will have on Intelsat’s results of operations and financial position.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure requirements became effective during the first quarter of 2003 and are reflected in these notes to the Company’s condensed consolidated financial statements.

     In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of each such entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. Management does not believe that the adoption of FIN 46 will have a material impact on Intelsat’s results of operations or financial position.

Note 13 Litigation

     The Company is subject to litigation in the normal course of business, but management does not believe that the resolution of any pending proceedings would have a material adverse effect on the Company’s financial position or results of operations.

INTELSAT, LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(in thousands, except share and per share amounts)

Note 14 COMSAT World Systems Acquisition

     The asset purchase agreement entered into in connection with Intelsat’s acquisition of most of the assets and certain liabilities of COMSAT Corporation’s World Systems business unit and COMSAT Digital Teleport, Inc. provides for the transaction purchase price to be finalized upon agreement between Intelsat and Lockheed Martin Corporation on the amounts reflected in the transaction’s closing balance sheet. Management expects to reach an agreement with Lockheed Martin Corporation on the amounts reflected in the closing balance sheet during the second or third quarter of 2003.

Note 15 Subsequent event

     Investment in WildBlue Communications, Inc.

     On December 9, 2002, Intelsat entered into agreements with WildBlue Communications, Inc. (“WildBlue”) to acquire a minority stake in WildBlue for a purchase price of $58,000. The transaction closed on April 21, 2003, following the receipt of regulatory approvals and the satisfaction of other closing conditions. Intelsat applies the equity method to account for its investment in WildBlue. WildBlue plans to provide broadband Internet access services via Ka-band satellite to homes and small business users in the continental United States beginning in 2004.

     Under the agreements with WildBlue, Intelsat agreed to provide WildBlue with up to $2,000 in interim funding before the closing of the acquisition. As of March 31, 2003, Intelsat had a loan receivable of $1,431 from WildBlue with respect to interim funding provided. At the closing of the transaction in April 2003, the Company contributed $56,513 in cash to WildBlue. This amount represented the $58,000 total purchase price for the Company’s investment in WildBlue net of the loan receivable, plus accrued interest, and net of certain expenses incurred by Intelsat that were reimbursable by WildBlue.

B. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read together with our unaudited condensed consolidated financial statements and the accompanying notes. See “Forward-Looking Statements” for a discussion of factors that could cause our future financial condition and results of operations to be different from those discussed below.

Overview

     We are a leading global communications services provider, supplying voice, data, video and Internet backbone connectivity in over 200 countries and territories. Our satellite network includes 24 satellites in orbit and leased capacity on 2 additional satellites owned by strategic partners in the Asia-Pacific region. This network is supported by ground facilities that are required for the operation and control of our satellites. We are a Bermuda holding company and conduct our operations through our wholly owned sales, service and license subsidiaries, supported by our regional sales and marketing support offices.

     Results of Operations for the Three Months Ended March 31, 2003 and March 31, 2002

     The following table sets forth the statements of operations data.

	Three Months Ended March 31,

	2002	2003

	(in thousands)
Telecommunications revenue	$258,543	$238,912

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	27,672	32,508
Selling, general and administrative	40,728	29,177
Depreciation and amortization	87,298	97,700

Total operating expenses	155,698	159,385

Income from operations	102,845	79,527
Interest expense	(4,823)	(20,717)
Other income	1,745	14,106

Income before income taxes	99,767	72,916
Provision for income taxes	14,965	8,835

Net income	$84,802	$64,081

     Our customers obtain satellite capacity from us by placing an order pursuant to one of several master customer service agreements. These agreements offer five different service commitment types: lease, channel and carrier, demand-based, occasional use and cable restoration service commitments. The following table sets forth our revenue by service commitment type and the percentage of total telecommunications revenue represented by each.

	Three Months Ended March 31,

	2002		2003

	(in thousands, except percentages)
Lease	$165,211	63.9%	$155,361	65.0%
Channel and carrier	89,724	34.7%	80,204	33.6%
Demand-based	1,472	0.5%	955	0.4%
Occasional use	1,543	0.6%	1,037	0.4%
Cable restoration	445	0.2%	304	0.1%
Other	148	0.1%	1,051	0.4%

Total	$258,543	100.0%	$238,912	100.0%

     Telecommunications Revenue

     Telecommunications revenue decreased $19.6 million, or 8%, to $238.9 million for the three months ended March 31, 2003 from $258.5 million for the three months ended March 31, 2002. The decline was primarily attributable to a decline in the level of services provided to two key customers that sought bankruptcy protection in 2002. These two customers accounted for more than 50% of the overall revenue decline for the first quarter of 2003. Revenue from lease services decreased by $9.8 million, which consisted of a $14.1 million decrease in revenue from lease service commitments that ended during the past year and were not renewed, partially offset by an increase in revenue from our GlobalConnexSM Solutions services of $4.3 million. Also contributing to the overall decline was a decrease in revenue from channel and carrier services of $9.5 million. This decrease in revenue from channel and carrier services was due primarily to a decline in the volume of capacity sold as channel and carrier services, which reflects the continued migration of point-to-point satellite traffic to fiber optic cables across transoceanic routes, the reduced capacity requirements of our customers due to the general economic downturn and the optimization of their networks, and a reduction in the amount of capacity held in inventory by distributors for future sale.

     From a geographic perspective, revenue during the three months ended March 31, 2003 from the Sub-Saharan Africa region increased in proportion to our total revenue as compared to the same period in 2002, due primarily to an increase in demand for services in that region.

     Operating Expenses

     Direct costs of revenue (exclusive of depreciation and amortization) increased $4.8 million, or 17%, to $32.5 million for the three months ended March 31, 2003 from $27.7 million for the three months ended March 31, 2002. This increase was due principally to increases in office and operational costs of $3.0 million, staff costs of $2.0 million, in-orbit insurance expense of $1.1 million and other expenses of $1.2 million. The increases in office and operational costs and staff costs are associated primarily with our GlobalConnexSM Solutions and other service initiatives. These increases were partially offset by a reduction in earth station operations costs of $2.5 million due primarily to lower lease costs incurred as a result of our acquisition of two tracking, telemetry, command and monitoring (“TTC&M”) stations from COMSAT Corporation’s World Systems business unit in November 2002.

     Selling, general and administrative expenses decreased $11.6 million, or 28%, to $29.2 million for the three months ended March 31, 2003 from $40.7 million for the three months ended March 31, 2002. This decrease was principally due to a $12.9 million reduction in our provision for uncollectible accounts. The higher provision for uncollectible accounts in the first quarter of 2002 related to the recording of a reserve against our accounts receivable from Teleglobe Inc. that was reversed during the third quarter of 2002 in connection with a share purchase agreement with Teleglobe Inc. Also contributing to the decrease in selling, general and administrative expenses was a decrease in other expenses of $1.1 million. These decreases were partially offset by a $2.5 million charge related to the resolution of a contract dispute during the three months ended March 31, 2003.

     Depreciation and amortization increased $10.4 million, or 12%, to $97.7 million for the three months ended March 31, 2003 from $87.3 million for the three months ended March 31, 2002. This increase was due primarily to depreciation of $18.6 million recorded on Intelsat IX series satellites that were not in service during the first quarter of 2002, partially offset by a decrease of $8.7 million attributable to the completion of depreciation on two Intelsat VI series satellites during 2002. An increase of $0.5 million for other satellites, property and equipment also contributed to the increase during the first quarter of 2003.

     Interest Expense and Other Income

     Interest expense consists of the gross interest costs we incur less the amount of interest we capitalize related to capital assets under construction. Interest expense increased $15.9 million, or 331%, to $20.7 million for the three months ended March 31, 2003 from $4.8 million for the three months ended March 31, 2002. This increase was partially due to a $9.7 million decrease in interest capitalized during the first quarter of 2003 as compared to the amount capitalized during the same period in 2002. The decrease in interest capitalized was attributable to lower construction-in-progress balances in the first quarter of 2003 as compared to those balances in 2002. This decrease in construction-in-progress balances was due principally to the placement into service during 2002 and 2003 of four Intelsat IX series satellites that were under construction during the first quarter of 2002. Also contributing to the increase in interest expense was an increase in gross interest of $6.2 million, resulting primarily from our 7 5/8% Senior Notes due 2012 that were not outstanding during the first quarter of 2002.

     Other income increased $12.4 million, or 729%, to $14.1 million for the three months ended March 31, 2003 from $1.7 million for the three months ended March 31, 2002. The increase was due principally to other income of $14.0 million recorded in the first quarter of 2003 in connection with a reduction in an obligation payable by us under a share purchase agreement with Teleglobe Inc. Partially offsetting this increase was a $1.4 million reduction in other income and an increase in other expense of $0.2 million.

     Income Taxes

     For the three months ended March 31, 2003, our provision for income taxes totaled $8.8 million. For the three months ended March 31, 2002, our provision for income taxes totaled $15.0 million. The effective tax rate was 12% for the three months ended March 31, 2003 and 15% for the three months ended March 31, 2002. The decrease in our effective tax rate for the first quarter of 2003 as compared to the same period in 2002 was due to the recording during the first quarter of 2003 of non-taxable other income related to a reduction in our obligation to Teleglobe Inc.

     Net Income

     Net income decreased by $20.7 million, or 24%, to $64.1 million for the three months ended March 31, 2003 from $84.8 million for the three months ended March 31, 2002. The decrease during the period was due principally to lower revenue and higher interest expense, which were partially offset by an increase in other income as compared to the same period in 2002, as discussed above.

     EBITDA, As Adjusted

     EBITDA, as adjusted, consists of earnings before interest, other income, taxes and depreciation and amortization. We adjust EBITDA, or earnings before interest, taxes and depreciation and amortization, to exclude other income in order to segregate our operating results from non-operating income, such as the non-operating income recorded in 2003 related to an obligation payable by us to Teleglobe Inc. EBITDA is a measure commonly used in the fixed satellite services sector, and we present EBITDA, as adjusted, to enhance your understanding of our operating results. We use EBITDA, as adjusted, as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA, as adjusted, is a performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA, as adjusted, is not a measurement of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures of other companies. You should not consider EBITDA, as adjusted, as an alternative to operating or net income, determined in accordance with generally accepted accounting principles, as an indicator of our performance, or as an alternative to cash flows from operating activities, determined in accordance with generally accepted accounting principles, as an indicator of cash flows, or as a measure of liquidity.

     EBITDA, as adjusted, decreased by $12.9 million, or 7%, to $177.2 million for the three months ended March 31, 2003, from $190.1 million for the same period in 2002. The decrease is due to lower revenue during the first quarter in 2003, as compared to the same period in 2002, as discussed above, which was partially offset by a decrease in total other operating expenses, as discussed above.

     A reconciliation of net income to EBITDA, as adjusted, is as follows:

	Three Months Ended March 31,

	2002	2003

	(in thousands, except percentages)
Net income	$84,802	$64,081
Add:
Interest expense	4,823	20,717
Provision for income taxes	14,965	8,835
Depreciation and amortization	87,298	97,700
Subtract:
Other income	(1,745)	(14,106)

EBITDA, as adjusted	$190,143	$177,227

     Liquidity and Capital Resources

     Our most significant liquidity requirements arise from the funding of capital expenditures related to our satellite fleet and related ground infrastructure and the payment of operating expenses. Other liquidity requirements arise in connection with expanding our business, meeting our working capital requirements and servicing our debt obligations. In addition, we may have liquidity requirements in connection with financing any potential strategic transactions.

     Cash Flow Items

     Net cash provided by operating activities increased $13.4 million, or 10%, to $149.3 million for the three months ended March 31, 2003 from $135.9 million for the three months ended March 31, 2002. For the three months ended March 31, 2003, net cash provided by operating activities was comprised principally of $64.1 million in net income and $97.7 million in depreciation and amortization, partially offset by non-cash other income of $14.0 million recorded in connection with a decrease in the amount due to Teleglobe Inc. For the three months ended March 31, 2002, net cash provided by operating activities was comprised principally of $84.8 million in net income, $87.3 million in depreciation and amortization, $14.1 million for the provision for doubtful accounts and an offsetting amount of $37.7 million attributable to a decrease in accounts payable and accrued liabilities.

     Net cash used in investing activities decreased $136.7 million, or 74%, to $47.8 million for the three months ended March 31, 2003 from $184.5 million for the three months ended March 31, 2002. Our investing activity during the three months ended March 31, 2003 consisted of $44.7 million of capital expenditures for satellites and associated launch services, $14.5 million of capital expenditures for infrastructure projects and other ground network costs and $6.5 million of capitalized interest, offset by $17.9 million of cash acquired from our indirect investment in Galaxy Satellite Broadcasting Limited, a consolidated affiliate referred to as Galaxy. Our investing activity during the three months ended March 31, 2002 consisted of $150.5 million of capital expenditures for satellites and associated launch services, $17.8 million of capital expenditures for infrastructure projects and other ground network costs and $16.2 million of capitalized interest.

     Net cash used in financing activities was $50.1 million for the three months ended March 31, 2003. Net cash provided by financing activities was $59.8 million for the three months ended March 31, 2002. Our financing activity for the three months ended March 31, 2003 consisted principally of repayments of commercial paper borrowings of $44.0 million. At March 31, 2003, there were no commercial paper borrowings outstanding. Our financing activities for the three months ended March 31, 2002 consisted principally of $67.5 million in net proceeds received from commercial paper borrowings.

     Long-Term Debt and Other Liabilities

     At March 31, 2003, we had long-term debt, including the current portion of such debt, of $1,277.8 million. Our policy is to classify obligations as long-term debt if we have both the ability and the intent to maintain these obligations for longer than one year. Our long-term debt at March 31, 2003 consisted of $600.0 million of U.S.

dollar denominated bonds issued in the European and Asian capital markets, $600.0 million of U.S. dollar denominated 7 5/8% Senior Notes due 2012 offset by an unamortized discount of $3.9 million, a $46.9 million capitalized lease obligation, a $20.0 million note payable to Lockheed Martin Corporation and a $14.9 million note payable to TVB Satellite TV Holdings Limited, referred to as TVB Holdings, which holds an indirect minority interest in Galaxy. The note payable to TVB Holdings is a note payable by Galaxy that is included in our consolidated balance sheet because Galaxy is a consolidated affiliate. We incurred gross interest costs of $27.2 million for the three months ended March 31, 2003 and $21.0 million for the three months ended March 31, 2002.

     At December 31, 2002, we had long-term debt, including the current portion of such debt and commercial paper borrowings, of $1,308.5 million. This debt consisted of $600.0 million of U.S. dollar denominated bonds issued in the European and Asian capital markets, $600.0 million of U.S. dollar denominated 7 5/8% Senior Notes due 2012 offset by an unamortized discount of $4.0 million, a $48.5 million capitalized lease obligation, $44.0 million in commercial paper borrowings and a $20.0 million note payable to Lockheed Martin Corporation.

     Our cost of satellite construction includes an element of deferred consideration to satellite manufacturers referred to as satellite performance incentives. We are contractually obligated to make these payments over the lives of the satellites, provided the satellites continue to operate in accordance with contractual specifications. These satellite performance incentive payments typically represent between 2% and 6% of the overall satellite construction contract price. We capitalize the present value of these payments as part of the cost of the satellites and record a corresponding liability to the satellite manufacturers. This asset is amortized over the useful lives of the satellites and the liability is reduced as the payments are made. Our total satellite performance incentive payment liability was $150.2 million as of March 31, 2003 and $144.6 million as of December 31, 2002.

     Receivables

     Our receivables, net totaled $236.4 million at March 31, 2003 and $265.8 million at December 31, 2002. Of these amounts, our gross trade receivables were $243.6 million at March 31, 2003 and $227.4 million at December 31, 2002. The remaining balance in both years represents other receivables and the allowance for doubtful accounts.

     Capital Expenditures

     Our expected capital expenditures are based on our capital commitments to date and our current business plans. We currently expect to spend approximately $300 million in 2003. Of this amount, we expect that the most significant cash outlay in 2003 will be for the funding of our 10-02 satellite. As we pursue our business strategies and seek to respond to opportunities and trends in our industry, our actual capital expenditures may differ from our expected capital expenditures. In addition, levels of capital spending from one year to the next are influenced both by the nature of the satellite life cycle and by the capital-intensive nature of the satellite industry. As a result, we frequently experience significant variances in our capital expenditure outlays from year to year.

     Capital Resources

     We expect that our future working capital, capital expenditures, planned strategic initiatives and debt service will be satisfied by cash generated from our operations and, if necessary, by the issuance of commercial paper. However, even though we expect that a majority of our revenue in 2003 will be generated from existing customer service contracts, we cannot be assured of generating our expected revenue in the event of an unforeseen decrease in the demand for our services.

     To support our commercial paper program and to provide funding for general corporate purposes, we have in place a $500.0 million three-year unsecured revolving credit facility, which we entered into on March 21, 2002 with a group of financial institutions. At our option, borrowings under the three-year revolving credit facility will bear interest either at the banks’ base rate or at the Eurodollar rate plus an applicable margin. The three-year facility contains certain financial and operating covenants, including a covenant requiring us to maintain a ratio of EBITDA, as defined in the facility, to gross interest expense of at least 4 to 1 as of the last day of any fiscal quarter for the four fiscal quarters ending on that day and a covenant requiring that the ratio of our debt to EBITDA, as defined in the facility, not exceed 2.5 to 1 at any time. Both the facility fee and the margin over the Eurodollar rate at which we can borrow under the three-year facility increase incrementally if there is a downgrade in our credit rating by Standard & Poor’s or Moody’s Investors Service, Inc. At March 31, 2003, we were in compliance with these covenants and there were no borrowings outstanding under the credit facility.

     If we were to consummate any strategic transactions or undertake other projects requiring significant capital expenditures, we may be required to seek additional financing. A number of factors would influence our ability to obtain such financing, including general market conditions over which we have no control. Both our credit rating and our ability to obtain financing may be influenced by the supply and demand characteristics of the telecommunications sector in general and of the fixed satellite services sector in particular. Our customer relations as well as our backlog are considered when evaluating our credit. Other factors that could impact our credit rating include the amount of debt in our capital structure, activities associated with our strategic initiatives, our expected future cash flows and the capital expenditures required to execute our business strategy.

     Currency and Exchange Rates

     Substantially all of our customer contracts, capital expenditure contracts and operating expense obligations are denominated in U.S. dollars. Consequently, we are not exposed to material currency exchange risk. However, our service contracts with our Brazilian customers provide for payment in Brazilian reais. Accordingly, we are subject to the risk of a reduction in the value of the Brazilian real as compared to the U.S. dollar in connection with payments made by Brazilian customers, and our exposure to fluctuations in the exchange rate for Brazilian reais is ongoing. However, the rates payable under our service contracts with Brazilian customers are adjusted annually to account for inflation in Brazil, thereby mitigating our risk. For the three months ended March 31, 2003, our Brazilian customers represented approximately 2% of our telecommunications revenue.

     Our indirect investment in Galaxy, including our future cash and in-kind contribution commitments, is denominated in Hong Kong dollars. As a result, we are subject to exposure with regard to changes in the value of the Hong Kong dollar as compared to the U.S. dollar.

     Transactions in other currencies are converted into U.S. dollars using rates in effect on the dates of the transactions.

     Disclosures about Market Risk

     We have existing obligations related to our long-term debt agreements. These financial instruments are discussed further in Note 8 to our unaudited condensed consolidated financial statements appearing elsewhere in this quarterly report. We do not have significant cash flow exposure to changing interest rates on our long-term debt because the interest rates of those securities are fixed. However, the estimated fair value of the fixed-rate debt is subject to market risk. As of March 31, 2003, we had approximately $1.3 billion in fixed-rate debt and no commercial paper borrowings outstanding. To the extent that we fund working capital needs or our capital expenditures using commercial paper, we will be subject to interest rate and related cash flow risk. We are not currently engaged in the use of off-balance sheet derivative financial instruments to hedge or partially hedge interest rate exposure arising from changes in interest rates.

     Presented below is an analysis of our financial instruments as of March 31, 2003 that are sensitive to changes in interest rates. The tables demonstrate the change in market value of the instruments calculated for an instantaneous parallel shift in interest rates, plus or minus 50 basis points, or BPS, 100 BPS and 150 BPS. With respect to our fixed-rate debt, the sensitivity table below illustrates “market values”, or the prices at which the debt would trade should interest rates fall or rise in the range indicated, assuming similar terms and similar assessment of risk by our lenders. Market values are determined using market rates on comparable instruments as of March 31, 2003.

	Interest Rate Risk (in millions) as of March 31, 2003

	Valuation of Securities				Valuation of Securities
	Given an Interest Rate Decrease			No Change in	Given an Interest Rate Increase
	of X Basis Points			Interest Rates	of X Basis Points

	(150 BPS)	(100 BPS)	(50 BPS)	Fair Value	(50 BPS)	(100 BPS)	(150 BPS)

$600 million principal 7.625% senior notes due 04/15/12	$631.6	$611.6	$592.4	$573.7	$556.4	$539.5	$523.2
$200 million principal Eurobond 8.125% notes due 02/28/05	$211.1	$209.2	$207.4	$205.0	$203.8	$202.1	$200.4
$200 million principal Eurobond 8.375% notes due 10/14/04	$210.6	$209.1	$207.6	$205.6	$204.7	$203.2	$201.8
$200 million principal Dragon bond 6.625% notes due 03/22/04	$204.4	$203.5	$202.5	$201.3	$200.7	$199.7	$198.8

     These sensitivity analyses provide only a limited, point-in-time view of the market risk sensitivity of certain of our financial instruments. The actual impact of market interest rate changes on the financial instruments may differ significantly from the impact shown in the sensitivity analyses.

     Critical Accounting Policies

     Our significant accounting policies are described fully in Note 2 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2002. We consider a number of accounting policies to be critical to the understanding of our results of operations. These accounting policies relate to revenue recognition, our satellites and other property and equipment, business combinations, goodwill, impairment of long-lived and amortizable intangible assets, income taxes, deferred satellite performance incentives and retirement plans and other postretirement benefits. These policies are discussed in Item 5 — “Operating and Financial Review and Prospects — Critical Accounting Policies” of our annual report on Form 20-F for the fiscal year ended December 31, 2002. As of the first quarter of 2003, we also consider our accounting policies for investments in affiliated companies to be critical to the understanding of our results of operations. The impact of any associated risks related to these policies on our business operations is discussed in this “Operating and Financial Review and Prospects” section where these policies affect our reported and expected financial results. Our preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          Investments in Affiliated Companies

     We apply the equity method to account for investments in entities in which we have an ownership interest of between 20% and 50% and exercise significant influence over operating and financial policies. Under the equity method, we record our share of an affiliate’s net income or loss in our consolidated financial statements.

     We consolidate the financial statements of our affiliates in which we have an ownership stake of greater than 50% and exercise control over operating and financial policies. We record the minority shareholders’ interest in the net assets of a consolidated affiliate as a minority interest in our consolidated financial statements. We recognize the minority interest’s share of losses in our consolidated financial statements if the minority shareholders have made a commitment to fund the affiliate’s operations.

     In accordance with Statement of Financial Accounting Standards, referred to as SFAS, No. 142, Goodwill and Other Intangible Assets, any goodwill arising from the excess of the cost of the stock of the affiliate over net assets acquired at the acquisition date is not amortized. Any decline in value in the investment that is deemed to be other than a temporary decline would result in the recognition of a loss during the period in which the decline in value occurs.

     Related Party Transactions

          Our Shareholder Relationships

     Prior to privatization, the IGO’s owners made capital contributions to and received capital repayments from the IGO in proportion to their ownership in the IGO. The IGO’s owners were also its principal customers, and they received ownership interests in the IGO based on their percentage use of the IGO’s satellite system. As we are the successor entity to the IGO, a significant percentage of our customers are also shareholders in our company. COMSAT Corporation, a subsidiary of Lockheed Martin Corporation, is our largest shareholder. Our shareholders, formerly the IGO’s owners, accounted for approximately 89% of revenue in 2001 and 78% of revenue in 2002. With our November 2002 acquisition of substantially all of the contracts for the sale of our capacity of COMSAT Corporation’s World Systems business unit, we expect our shareholders to account for a smaller percentage of our revenue in 2003 than they accounted for in 2002.

          TTC&M Contracts

     Some of our customers also provide TTC&M services for our ground network or provide us with host station facilities and services. We believe that these transactions are on arm’s-length terms and are not significant to our results of operations.

     New Accounting Pronouncements

     In June 2001, the Financial Accounting Standards Board, referred to as FASB, issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement requires an entity to recognize the fair value of an asset retirement obligation in the period in which it is incurred, if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement is incurred, the liability should be recognized when a reasonable estimate of fair value can be made. This new standard became effective during the first quarter of 2003. The adoption of SFAS No. 143 did not have a material impact on our results of operations or financial position.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 nullifies previous guidance on this issue and requires a liability for a cost associated with an exit or disposal activity to be recognized and measured at its fair value in the period in which the liability is incurred. The provisions of this statement relating to exit or disposal activities are effective for activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our results of operations or financial position.

     In November 2002, the FASB issued Interpretation No. 45, referred to as FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on our results of operations or financial position.

     In November 2002, the Emerging Issues Task Force, referred to as EITF, reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are evaluating the impact that the adoption of EITF Issue No. 00-21 will have on our results of operations and financial position.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock Based Compensation, Transition and Disclosure. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure requirements became effective during the first quarter of 2003 and are reflected in the notes to our unaudited condensed consolidated financial statements included elsewhere in this quarterly report.

     In January 2003, the FASB issued Interpretation No. 46, referred to as FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of each such entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. We do not believe that the adoption of FIN 46 will have a material impact on our results of operations or financial position.

     Subsequent Event

               Investment in WildBlue Communications, Inc.

     On December 9, 2002, we entered into agreements with WildBlue Communications, Inc., referred to as WildBlue, to acquire a minority stake in WildBlue for a purchase price of $58.0 million. The transaction closed on April 21, 2003, following the receipt of regulatory approvals and the satisfaction of other closing conditions. We apply the equity method to account for our investment in WildBlue. WildBlue plans to provide broadband Internet access services via Ka-band satellite to homes and small business users in the continental United States beginning in 2004.

     Under the agreements with WildBlue, we agreed to provide WildBlue with up to $2.0 million in interim funding before the closing of the acquisition. As of March 31, 2003, we had a loan receivable of $1.4 million from WildBlue with respect to interim funding provided. At the closing of the transaction in April 2003, we contributed $56.5 million in cash to WildBlue. This amount represented the $58.0 million total purchase price for our investment in WildBlue, net of the loan receivable, plus accrued interest, and net of certain expenses incurred by us that were reimbursable by WildBlue.

     In connection with our agreements to invest in WildBlue, we have agreed to purchase 50% of any shares sold by one of the minority investors, at the investor’s option, up to a maximum purchase price of $5.0 million. Other investors in the round of financing that closed in April 2003, which totaled $156.0 million including our investment, included the National Rural Telecommunications Cooperative and Liberty Satellite & Technology, Inc. One of our directors is chairman of the board of directors of WildBlue and is a director of Liberty Media Corporation, which indirectly owns a minority interest in WildBlue and owns a majority of the outstanding stock of Liberty Satellite & Technology, Inc.

EXHIBITS

Exhibits to this quarterly report:

Exhibit
Number	Exhibit

1	Amendment Agreement to Transponder Purchase Agreement, dated April 2, 2003, among Intelsat LLC, Telenor Satellite Services AS and Telenor Inma AS*(1)

*	Filed herewith.

(1)  Portions of this exhibit have been omitted pursuant to an application for confidential treatment filed with the Securities and Exchange Commission under separate cover on the date hereof.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELSAT, LTD.

By:	/s/ Conny Kullman

Conny Kullman
Chief Executive Officer

Date: May 14, 2003